Exhibit 97.1

Calidi Biotherapeutics, Inc.

Compensation Recovery Policy

Effective Date: December 1, 2023

1.	Purpose. This Compensation Recovery Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Calidi Biotherapeutics, Inc. (the “Company”). The purpose of this Policy is to describe the circumstances under which the Company is required to recover certain executive compensation in the event of a financial restatement resulting from material noncompliance with the financial reporting requirements under United States federal securities laws. Any references in compensation plans, agreements, equity awards, or other policies to the Company’s “recoupment,” “clawback,” or similarly named policy shall mean this Policy. This Policy is intended to comply with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 811 of the NYSE American Company Guide.

2.	Requirement to Recover Compensation. In the event that the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly from any Covered Officer the amount of Erroneously Awarded Compensation Received during the Recovery Period. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms of the Covered Officer’s compensation became effective.

3.	Definitions. For purposes of this Policy, the following terms, when capitalized, shall have the meanings set forth below:

(a)	“Accounting Restatement” shall mean any accounting restatement required due to the Company’s material noncompliance with any financial reporting requirement under the United States Federal securities law that is required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For purposes of this Policy, an Accounting Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

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(b)	“Covered Compensation” shall mean any Incentive-Based Compensation (as defined below) Received by a Covered Officer (as defined below); provided that, such Covered Compensation was received by such Covered Officer (i) after the Effective Date, (ii) after he or she commenced service as an Executive Officer, and (iii) while the Company had a class of securities publicly listed on a United States national securities exchange or national securities association.

(c)	“Covered Officer” shall mean the Company’s president; principal financial officer; principal accounting officer (or if there is no such accounting officer, the controller); any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance); any other officer who performs a significant policy-making function; or any other person who performs similar significant policy-making functions for the Company; provided, that such person was a Covered Officer in both the fiscal period for which the Accounting Restatement is required and at the time the Erroneously Awarded Compensation was Received. An executive officer of the Company’s parent(s) or subsidiaries shall be deemed a “Covered Officer” if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified in Item 401(b) of Regulation S-K.

(d)	“Erroneously Awarded Compensation” shall mean the amount of Incentive-Based Compensation Received by a Covered Officer that exceeds the amount of Recalculated Compensation, provided such compensation was Received while the Company has a class of securities publicly listed on a United States national securities exchange or a national securities association.

(e)	“Financial Reporting Measure” shall mean a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, regardless of whether such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Each of stock price and total shareholder return is always considered a financial reporting measure. For the avoidance of doubt, incentive-based compensation subject to this Policy does not include stock options, restricted stock, restricted stock units or similar equity-based awards that are earned solely on the basis of continued employment or service, the passage of time or non-financial reporting measures.

(f)	“Incentive-Based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(g)	“Recalculated Compensation” shall mean the Incentive-Based Compensation that otherwise would have been Received had it been determined based on the Accounting Restatement, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return, as the case may be, upon which the compensation was Received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the United States national securities exchange or national securities association on which its securities are publicly listed.

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(h)	Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the award of such Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(i)	“Recovery Period” shall mean the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement; provided that the Recovery Period shall not begin before December 1, 2023. For purposes of determining the Recovery Period, the Company is considered to be “required to prepare an Accounting Restatement” on the earlier to occur of: (i) the date the Board, a committee thereof, or the Company’s officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. If the Company changes its fiscal year, then the transition period within or immediately following such three completed fiscal years also shall be included in the Recovery Period, provided that if the transition period between the last day of the Company’s prior fiscal year end and the first day of its new fiscal year comprises a period of nine to 12 months, then such transition period shall instead be deemed one of the three completed fiscal years and shall not extend the length of the Recovery Period.

4.	Exceptions. Notwithstanding anything to the contrary in this Policy, recovery of Erroneously Awarded Compensation will not be required to the extent the Company’s committee of independent directors responsible for executive compensation decisions (or a majority of the independent directors serving on the Board in the absence of such a committee) has made a determination that such recovery would be impracticable and one of the following conditions have been satisfied:

(a)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation that was Incentive-Based Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the United States national securities exchange or national securities association on which its securities are publicly listed.

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(b)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder.

5.	Manner of Recovery. In addition to any other actions permitted by law or contract, the Company may take any or all of the following actions to recover any Erroneously Awarded Compensation: (a) require the Covered Officer to repay such amount; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the Covered Officer, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; and (c) subject to this Section 5, to the extent the Erroneously Awarded Compensation was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the Covered Officer’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture. If the Erroneously Awarded Compensation consists of shares of the Company’s common stock, and the Covered Officer still owns such shares, then the Company may satisfy its recovery obligations by requiring the Covered Officer to transfer such shares back to the Company. For the avoidance of doubt, except as set forth in Section 4, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Officer pursuant to Section 409A of the Code, any offset against amounts under any nonqualified deferred compensation plan (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.

6.	Other.

(a)	Administration. This Policy shall be administered and interpreted, and may be amended from time to time, by the Board or any committee to which the Board may delegate its authority in their sole discretion in compliance with the applicable listing standards of the United States national securities exchange or national securities association on which the Company’s securities are publicly listed, and the determinations of the Board or such committee shall be binding on all Covered Officers. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of the Exchange Act and the listing standards of any United States national securities exchange or national securities association upon which the Company has a class of securities publicly listed. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provisions shall be interpreted and deemed amended so as to avoid such conflict.

(b)	Indemnification. The Company shall not be permitted to insure or indemnify any Covered Officer against the loss of any Erroneously Awarded Compensation that is repaid, returned, or received pursuant to the terms of this Policy, or any claims related to the Company’s enforcement of its rights under this Policy.

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(c)	Filings. The Company shall file this Policy, and all disclosures with respect to this Policy, in accordance with applicable law, including, for the avoidance of doubt, the requirements of the Exchange Act and the listing standards of the United States national securities exchange or national securities association on which its securities are publicly listed.

(d)	Other Compensation Recovery Rights. Any right to recovery under this Policy shall be in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the recovery of any compensation that may be available to the Company pursuant to the terms of any other clawback or recoupment policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, bonus plan, equity compensation plan, equity award agreement, or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts clawed back or recouped under any such policy that would be recoverable under this Policy shall count toward any recovery under this Policy (and vice versa); and provided, further, that any determination by the Board (or any committee to which the Board may delegate its authority) to recover or forfeit awards made or amounts received due to an Accounting Restatement shall be made in a manner consistent with this Policy.

(e)	Enforceability. This Policy shall be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

(f)	Governing Law. All issues concerning the construction, validity, enforcement, and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement, or similar agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations.

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ATTESTATION AND ACKNOWLEDGEMENT OF THE COMPENSATION RECOVERY POLICY

I, the undersigned, affirm and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of Calidi Biotherapeutics, Inc.’s Compensation Recovery Policy, as may be amended, restated, supplemented or otherwise modified from time to time, (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event the Compensation Committee determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:	Date:

Name:

Title:

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